(d)(5)(ii)

August 1, 2018

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Dear Mr. Modic:

Voya Investments, LLC (“Voya Investments”) and Voya Investment Management Co. LLC (“Voya IM”) are parties to a Sub-Advisory Agreement, dated November 18, 2014 (the “Agreement”), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.18% as a percentage of average daily net assets of Voya Investment Grade Credit Fund (the “Fund”).  By this letter dated August 1, 2018, Voya IM voluntarily waives the annual sub-advisory fee that it is entitled to receive with respect to the Class P shares and Class SMA shares of the Fund as follows:

Voya IM will waive the sub-advisory fee payable by Voya Investments for a period from August 1, 2018 through August 1, 2019 with respect to the Class P shares and Class SMA shares of the Fund, such that the new sub-advisory fee rate is 0.00% for the Class P shares and Class SMA shares of the Fund.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Separate Portfolios Trust.

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Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

		By:	/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance
Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO: Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President